

16012507

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2016
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Whitemarsh Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Whitemarsh Court
(No. and Street)

Marlton (City) New Jersey (State) 08053 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Manzo 201-519-1905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co.
(Name – *if individual, state last, first, middle name*)

H-1/ 201 Sector XI, Rohini (Address) Delhi (City) Delhi (State) 110085 (Zip Code)

CHECK ONE:

- (●) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Granville A. Ungerleider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitemarsh Capital Advisors, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY A PARISI
Notary Public
State of New Jersey
My Commission Expires Oct. 19, 2020
I.D.# 50025544

Notary Public

Sign Here

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AJSH & Co.

Chartered Accountants

C-7/227, Sector-7, Rohini
Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Whitemarsh Capital Advisors LLC

We have audited the accompanying financial statements of Whitemarsh Capital Advisors LLC (a New Jersey corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in members equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Whitemarsh Capital Advisors LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Whitemarsh Capital Advisors LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Whitemarsh Capital Advisors LLC's financial statements. The supplemental information is the responsibility of Whitemarsh Capital Advisors LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information



AJSH & Co.

Chartered Accountants

C-7/227, Sector-7, Rohini
Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co

New Delhi, India
Independent Auditors registered with
Public Company Accounting Oversight Board
February 27, 2016



WHITEMARSH CAPITAL ADVISORS LLC

Statement of Financial Condition

December 31, 2015

ASSETS

Cash	$	28,248
Prepaid expenses		1,752
Total assets		30,000

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accrued expenses		20,775
Deferred Revenue		496
Total liabilities		21,271
Member's Equity		
Member's Capital		15,076
Current earnings		(6,347)
Total member's equity		8,729
Total liabilities and members' equity	$	30,000

The accompanying notes are an integral part of these financial statements

Whitemarsh Capital Advisors LLC
Notes to Financial Statements

For the Year Ended December 31, 2015

1. Organization and nature of business

Whitemarsh Capital Advisors LLC (the Company) is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was a successor of Stephen L. Schechter & Co. Inc. and organized in the State of New Jersey on November 2, 2007. The Company is exempt from SEC customer protection under Paragraph (k)(2)(i) of SEC Rule 15c3-3.

2. Significant Accounting Policies

Basis of Presentation
The Company concentrates on private placements of securities and advisory services. The Company's income is based on commission for the services provided. The Company does not carry customers' accounts. The financial statements reflect their service activities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
The Company prepares its financial statements on the accrual basis of accounting.

Revenue Recognition
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

Cash and Cash Equivalents
For the purposes of balance sheet classification and statement of cash flows presentation, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company currently maintains a cash balance at a bank that is insured by the Federal Deposit Insurance Corporation.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A faire value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value The faire value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As at December 31, 2015, the Company reported cash, prepaid expenses and accounts payable, and other liabilities at carrying values that approximate fair values because of the short maturity.

3. Prepaid Expenses

Prepaid expenses were prepaid regulatory fees in the amount of $1,752.

4. Accrued Expenses and Deferred Revenue

Accrued expenses consisted of professional fees of $20,700 data storage fees of $75. Deferred revenue of $496 was certain fees received but not realized.

Whitemarsh Capital Advisors LLC
Notes to Financial Statements
(Continued)

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $6,977 which was $1,977 in excess of its required net capital of $5,000. The Company's ratio was of aggregate indebtedness to net capital was 3.05 to 1.

6. Income tax

For Income tax purposes, the Company has elected to be taxed as partnership. Accordingly, the Company's income and loss is passed to the member individually. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

7. Depreciation

The Company uses the full services from a consulting firm and does not maintain its own office furniture and equipment.

8. Commitment and Contingency

The Company pays professional consulting services of $500 per month. The term is based on month by month.

9. Subsequent events:

Management has evaluated subsequent events through February 26, 2016, the date the financial statements were available to be issued and no further information is required to be disclosed.